

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

July 12, 2016

VIA E-MAIL
Mr. Richard S. Lindahl
Chief Financial Officer
CEB Inc.
1919 North Lynn Street
Arlington, Virginia 22209

> **Re: CEB, Inc.**
> **Form 10-K for the year ended December 31, 2015**
> **Filed on February 29, 2016**
> **File No. 001-34849**

Dear Mr. Lindahl:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate and
Commodities